SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                             Rare Medium Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449238203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Paul A. Belvin
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 January 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 449238203                                           Page 2 of 11 Pages


--------------------------------------------------------------------------------
         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  [X]

                  (b)
--------------------------------------------------------------------------------
         3. SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------

                  7.       Sole Voting Power
 Number of                         3,154,828
 Shares
Beneficially      8.       Shared Voting Power
 Owned By                          4,593,840
  Each
Reporting         9.       Sole Dispositive Power
 Person                            11,725,426 (See footnote below*)
  With
                  10.      Shared Dispositive Power
                                   13,584,052 (See footnote below*)

--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             13,584,052 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)      73.3%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

         (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D


CUSIP No. 449238203                                           Page 3 of 11 Pages

--------------------------------------------------------------------------------

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [X]

                  (b)
--------------------------------------------------------------------------------

         3. SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------


 Number of        7.       Sole Voting Power
 Shares                            169,185
Beneficially
 Owned By         8.       Shared Voting Power
  Each                             4,593,840
Reporting
 Person           9.       Sole Dispositive Power
  With                             588,799 (See footnote below*)

                  10.      Shared Dispositive Power
                                   13,584,052 (See footnote below*)

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             13,584,052  shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)       73.3%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

         (*) Includes  Non-Voting  Stock acquired by the Initial  Reporting
             Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D


CUSIP No. 449238203                                           Page 4 of 11 Pages


--------------------------------------------------------------------------------

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  AIF IV/RRRR LLC
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [X]

                  (b)
--------------------------------------------------------------------------------

         3. SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

 Number of        7.       Sole Voting Power
 Shares                            795,400
Beneficially
 Owned By         8.       Shared Voting Power
  Each                             4,593,840
Reporting
 Person           9.       Sole Dispositive Power
  With                             795,400 (See footnote below*)

                  10.      Shared Dispositive Power
                                   13,584,052 (See footnote below*)
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             13,584,052 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)         73.3%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

         (*) Includes Non-Voting Stock acquired by the Initial Reporting
             Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 5 of 11 Pages

--------------------------------------------------------------------------------

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [X]

                  (b)
--------------------------------------------------------------------------------

         3. SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds   (See Instructions)
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

 Number of       7.       Sole Voting Power
 Shares                           0
Beneficially
 Owned By        8.       Shared Voting Power
  Each                            4,593,840
Reporting
 Person          9.       Sole Dispositive Power
  With                            0 (See footnote below*)

                 10.      Shared Dispositive Power
                                  13,584,052  (See footnote below*)
--------------------------------------------------------------------------------

         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              13,584,052 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)         73.3%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

         (*) Includes Non-Voting Stock acquired by the Initial Reporting Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 6 of 11 Pages


--------------------------------------------------------------------------------

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  Apollo Management IV, L.P.
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [X]

                  (b)
--------------------------------------------------------------------------------

         3. SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions)
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

 Number of       7.       Sole Voting Power
 Shares                           0
Beneficially
 Owned By        8.       Shared Voting Power
  Each                            4,593,840
Reporting
 Person          9.       Sole Dispositive Power
  With                            0 (See footnote below*)

                 10.      Shared Dispositive Power
                                  13,584,052  (See footnote below*)
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             13,584,052 shares of Common Stock  (See footnote below*)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)         73.3%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)                PN
--------------------------------------------------------------------------------

         (*) Includes Non-Voting Stock acquired by the Initial Reporting
             Persons. See Item 4 in Amendment No.7 to this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 7 of 11 Pages

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         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  AP/RM Acquisition, LLC
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [X]

                  (b)
--------------------------------------------------------------------------------

         3.  SEC Use Only
--------------------------------------------------------------------------------

         4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------

 Number of        7.       Sole Voting Power
 Shares                            474,427
Beneficially
 Owned By         8.       Shared Voting Power
  Each                             0
Reporting
 Person           9.       Sole Dispositive Power
  With                             474,427

                  10.      Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             474,427 shares of Common Stock
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)       2.6%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 8 of 11 Pages



         This Amendment No. 8 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P. ("AIF IV"), Apollo Overseas Partners IV, L.P. ("Overseas IV"), Apollo Advisors IV, L.P. ("Advisors IV"), Apollo Management IV, L.P. ("Management IV"), and AIF IV/RRRR LLC ("AIF LLC," and collectively, the "Initial Reporting Persons") originally filed on June 14, 1999, as further amended from time to time thereafter, with the Securities and Exchange Commission with respect to shares of Common Stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.    Purpose of the Transaction

         Item 4 is hereby amended by supplementing the following text at the end thereof:

         Pursuant to the terms of the Investment Agreement and Stipulation, on or about January 3, 2003, the Final Judgment became Final (both as defined in the Investment Agreement) and accordingly: (i) the Apollo Purchasers have irrevocably waived their rights to elect to receive their payments of dividends in cash, rather than in additional shares of Preferred Stock respecting any dividend payment date respecting the Preferred Stock after June 30, 2002 and on or prior to June 30, 2004; (ii) the Apollo Purchasers have surrendered to the Issuer for cancellation Warrants to acquire 2,752,452 shares of Common Stock, representing 20% of the shares of Common Stock which they are entitled pursuant to their Warrants and (iii) the Issuer and Apollo Purchasers will effect the Independent Directors Agreement (as described in the Stipulation) pursuant to which the Apollo Purchasers have agreed to use their best efforts to ensure that those persons nominated as Independent Directors (defined in the Stipulation) to the board of directors of the Issuer pursuant to such Independent Directors Agreement are elected to the board of directors.

Item 5.    Interest in Securities of the Issuer.

         Items 5(a) and (b) are hereby amended and supplemented as follows:

         After giving effect to the Final Judgment discussed above in Item 4 and the receipt of quarterly dividends, as of the date hereof, the Initial Reporting Persons may be deemed to beneficially own 1,270,948 shares of Common Stock, 1,118,684 shares of Preferred Stock, 154,301.39 Series 1-A Warrants and 9,810,033 Series 2-A Warrants and 8,990,212 shares of Non-Voting Stock. AP/RM LLC beneficially owns 474,427 shares of Common Stock acquired pursuant to the Tender Offer and each of the Initial Reporting Persons may be deemed to have shared voting and dispositive power with respect to such 474,427 shares of Common Stock. The shares of Common Stock held by the Reporting Persons represent approximately 73.3% of the class. Each share of Preferred Stock currently held by the Initial Reporting Persons is currently convertible into approximately
1.46 shares of Common Stock, or an aggregate of 1,633,115 shares of Common Stock, which represents approximately 8.8% of the class. The Series 1-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 212,766 shares of Common Stock, representing approximately 1.1% of the class. The Series 2-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 1,002,584 shares of Common Stock, representing approximately 5.4% of the class. The shares of Non-

Voting Stock held by the Initial Reporting Person are currently exchangeable, in limited circumstances, for 8,990,212 shares of Common Stock, which represents approximately 48.5% of the class. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes
(i) 6,682,615 (as adjusted for the one for ten reverse stock split) shares of Common Stock outstanding on November 8, 2002 based on information provided to the Reporting Persons by the Issuer, (ii) the shares of Common Stock issuable to the Initial Reporting Persons upon conversion of the shares of Preferred Stock, Series 1-A Warrants and Series 2-A Warrants currently held by such persons, and
(iii) the Common Stock issuable to the Initial Reporting Persons upon the exchange of the shares of Non-Voting Stock held by such persons. The amounts set forth in this Item 5(a) and (b) reflect the one for ten reverse stock split approved by the stockholders of the Issuer at the Special Meeting.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended by supplementing the following text at the end thereof:

         The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

                                                             Page 10 of 11 Pages


Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January 22, 2003                 APOLLO INVESTMENT FUND IV, L.P.

                                  By:      APOLLO ADVISORS IV, L.P.
                                           its general partner


                                  By:      Apollo Capital Management IV, Inc.
                                           its general partner

                                  By:      /s/ Michael D. Weiner
                                           -------------------------------------
                                           Name:    Michael D. Weiner
                                           Title:   Vice President


January 22, 2003                 APOLLO OVERSEAS PARTNERS IV, L.P.

                                 By:       APOLLO ADVISORS IV, L.P.
                                           its managing general partner

                                 By:       Apollo Capital Management IV, Inc.
                                           its general partner

                                 By:       /s/ Michael D. Weiner
                                           -------------------------------------
                                           Name:    Michael D. Weiner
                                           Title:   Vice President



January 22, 2003                 APOLLO ADVISORS IV, L.P.
                                 in its capacity as general partner
                                 to Apollo Investment Fund IV, L.P. and
                                 Apollo Overseas Partners IV, L.P.


                                 By:      Apollo Capital Management IV, Inc.
                                          its general partner

                                 By:      /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President

                                                             Page 11 of 11 Pages



January 22, 2003                 APOLLO MANAGEMENT IV, L.P.
                                 in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                 Apollo Overseas Partners IV, L.P.

                                 By: AIF IV Management, Inc.
                                 its general partner

                                 By:     /s/ Michael D. Weiner
                                         ---------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President


January 22, 2003                 AIF  IV/RRRR LLC

                                 By:    Apollo Management IV, L.P.
                                        its manager

                                 By:    AIF IV Management, Inc.
                                        its general partner

                                 By:    /s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name:    Michael D. Weiner
                                        Title:   Vice President



January 22, 2003                 AP/RM ACQUISITION, LLC

                                 By:     Apollo Management IV, L.P.
                                         its manager

                                 By:     AIF IV Management, Inc.
                                         its general partner

                                 By:     /s/ Michael D. Weiner
                                         ---------------------------------------
                                         Name: Michael D. Weiner
                                         Title:   Vice President